14047247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 Washington DC 189

SEC FILE NUMBER
8-46776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MCCRACKEN ADVISORY PARTNERS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5041 PARK TERRACE, 2nd FLOOR
(No. and Street)

MINNEAPOLIS	MN	55436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith McCracken 952-922-8140
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, PC.
(Name - if individual, state last. first. middle name)

260 Middle Country Road	Selden	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

KH 3/27

OATH OR AFFIRMATION

I, Keith McCracken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCracken Advisory Partners Corporation as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

JOHN A ARKEMA
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 04 2014
WASH. D.C. 189 SECTION

MCCRACKEN ADVISORY PARTNERS CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

MCCRACKEN ADVISORY PARTNERS CORPORATION
INDEX
DECEMBER 31, 2013

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McCracken Advisory Partners Corporation

We have audited the accompanying statement of financial condition McCracken Advisory Partners Corporation as of December 31, 2013.

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of McCracken Advisory Partners Corporation as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America, the rules of the Securities and Exchange Commission, and the Public Company Accounting Oversight Board.

Very truly yours,

Michael Damsky

Michael Damsky CPA, P.C.
Certified Public Accountant
Selden, New York
February 27, 2014

MCCRACKEN ADVISORY PARTNERS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		
Cash and cash equivalents	$	106,040
Prepaid expenses		2,922
Other assets		4,490
Total Assets	$	113,452
Liabilities And Stockholders' Equity		
Liabilities		
Accrued expenses and other liabilities	$	9,628
Total Liabilities		9,628
Commitments And Contingencies		
Stockholders' Equity		
Common stock		1,239
Additional paid in capital		368,760
Accumulated deficit		(266,175)
Total Stockholders' Equity		103,824
Total Liabilities And Stockholders' Equity	$	113,452

The accompanying notes are an integral part of these financial statements.

NOTE 1 -- Organization

GRW Capital Corp (the Company) was incorporated in 1993 under the laws of the District of Columbia. On July 29, 2011 the Company was sold to McCracken Holdings, LLC. and changed its name to McCracken Advisory Partners Corporation. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. .

NOTE 2 – Summary Of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Commission income and securities related revenue are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts. Investment banking, interest and dividends and other income are recorded as earned on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company's management considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Income Taxes:

As an S Corporation, the Company is considered to be a disregarded entity and thus not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the shareholders for tax purposes.

NOTE 3 -- Commitments And Contingencies & Related Party

Lease obligation

The Company occupies office space at the homes of its officers. No rent was charged to the Company by the officers in 2013.

NOTE 4 -- Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2013, the Company had net capital of $96,412, which was $91,412 in excess of the amount required. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 9.99 to 1.

NOTE 5 – Subsequent Events

Management has evaluated all subsequent events through February 27, 2014, the date that these financial statements were available to be issued.